UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

APPLIED THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

AT2B, INC.

(Offeror)

An indirect wholly owned subsidiary of

CYCLE GROUP HOLDINGS LIMITED

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

03828A101

(Cusip Number of Class of Securities)

James Harrison

Andrea Reiner

Broers Building

21 JJ Thomson Ave

Cambridge, CB3 0FA

United Kingdom

Telephone: +44 (0) 1223 354118

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael R. Patrone

Amanda J. Gill

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Telephone: (212) 813-8800

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,829.99	Filing Party: AT2B, Inc.
Form or Registration No.: Schedule TO-T (File No. 005-91017)	Date Filed: December 29, 2025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed on December 29, 2025 (together with any amendments and supplements hereto, including this Amendment, the “Schedule TO”), by AT2B, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cycle Group Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Applied Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $0.088 per Share, net to the seller in cash, without interest (the “Closing Amount”) plus (ii) one non-tradeable contingent value right (each, a “CVR”), which represents the contractual right to receive up to four contingent cash payments up to an aggregate of (x) $0.40 per CVR plus (y) an amount equal to each CVR holder’s pro rata portion of any Closing Cash Payment upon the achievement of the specified milestones and existence of Closing Cash (as defined in the CVR Agreement) that exceeds $500,000 but is less than $1,500,000 at the Effective Time, in each case, in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)*	Letter from Cycle Group Holdings Limited to stockholders of Applied Therapeutics, Inc. on January 20, 2026.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 2026

AT2B, INC.

By:	/s/ James Harrison
Name:	James Harrison
Title:	President

CYCLE GROUP HOLDINGS LIMITED

By:	/s/ James Harrison
Name:	James Harrison
Title:	Chief Executive Officer